Equinox Fund Management, LLC

Robert J. Enck, President and Chief Executive Officer

1660 Lincoln Street, Suite 100

Denver, Colorado 80264

Telephone: (303) 837-0600

April 30, 2009

VIA EDGAR AND FACSIMILE

Kristina Aberg, Esq.

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

Washington D.C. 20549

Re:	The Frontier Fund

Registration Statement on Form S-1

File No. 333-155800

Dear Ms. Aberg:

Please be advised that at this time The Frontier Fund respectfully withdraws its request for the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1. Such request was submitted via EDGAR and facsimile on April 29, 2009.

Very truly yours,

THE FRONTIER FUND

By: Equinox Fund Management, LLC
Its: Managing Owner

/s/ Robert J. Enck
By:	Robert J. Enck
Its:	President and Chief Executive Officer

cc:	Ms. Karen J. Garnett
Michael F. Griffin, Esq.
Robert E. Holton, Esq.